ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

April 21, 2004

04024591

RECEIVED
2004 APR 26 P 12: 04
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA

SUPPL

Gentlemen:

EXEMPTION NUMBER 82-3494

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,

PROCESSED
APR 28 2004
THOMSON FINANCIAL

4/28

TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
21 April 2004 – (ASX – Appendix 3Y)
21 April 2004 – (ASX Announcement & Media Release – China Update)
21 April 2004 – (ASX – Quarterly Report for 1 January to 31 March 2004)

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity FIRST AUSTRALIAN RESOURCES LTD	
ABN 41 009 117 293	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Charles Lee Cavness
Date of last notice	23 February 2004

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	15 April 2004
No. of securities held prior to change	150,000 Ordinary Shares 395,000 July 2005 Options
Class	
Number disposed	395,000 July 2005 Options
Number expired	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$18,170
No. of securities held after change	150,000 Ordinary Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

ASX ANNOUNCEMENT AND MEDIA RELEASE

PROGRESS REPORT OFFSHORE CHINA BEIBU BLOCK 22/12 WEI 12-7-1 EXPLORATION WELL (5% working interest)

FAR advises that the Wei 12-7-1 exploration well on Block 22/12 offshore China has reached a total depth of 1795 Metres.

The primary objective Weizhou formation and the secondary objective Liushagang formation displayed strong oil and gas shows on mudlogs. However preliminary interpretation of wireline logs indicates these intervals to be water bearing. Further evaluation, specifically the gathering of pressure gradient data, will be completed today and, subject to that information confirming the preliminary log interpretation, it is expected that the well will be plugged and abandoned.

The Nanhai IV jack-up rig will then move to drill the Wei 12-8-3 appraisal of the 12-8 East (12-8-2) field, which is approximately 8 km to the east of the current well location. The Wei 12-8 East field is estimated to have the potential to contain recoverable reserves of between 20 million barrels of oil (ROC estimate) and 27 million barrels of oil (HZN estimate), subject to successful appraisal drilling.

The primary objective of the Wei 12-8-3 well, which will be located approximately 1 km north of the Wei 12-8-2 discovery well, is to confirm structural configuration of the reservoir and to accurately determine oil properties, particularly viscosity, in order to optimise well planning for a potential field development.

The 12-8 East (12-8-2) field was discovered by CNOOC in 1994. The well encountered an 8 metre oil column in the Miocene Jiaowei sands at a depth of 930 m. A production test flowed 2,355 barrels of 21 degree API oil per day. Reservoir quality is excellent, with permeability in excess of one Darcy. The structure is a simple four-way dip closure with reservoir draped over a basement high.

In commenting on the drilling result, Chairman, Michael Evans said:-

"This was the first well in our 2004 line up and whilst we are disappointed that this wildcat did not add to the existing discovery pool on Block 22/12 we look forward to our next well in the program, the Wei-12-8-3 appraisal well. Success on this appraisal well may lay the foundation for an oilfield development offshore China, which in any event was not dependant upon the outcome of the Wei-12-7-1."

For further information please contact:

Tel: +61-8-9322-3939
Fax: +61-8-9322-5116
E-mail: admin@farnl.com.au
Or visit FAR's website: www.farnl.com.au

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

21 April 2004

QUARTERLY REPORT FOR THE PERIOD
FROM 1 JANUARY 2004 TO 31 MARCH 2004

HIGHLIGHTS

UNITED STATES OF AMERICA

First quarter oil and gas sales amount to $635,356.
Lake Long Acquisition finalised; deep well tenders in progress.
Terry Ewing #2 well waiting on completion, Jackson Parish, Louisiana.
Eagle Prospect, California, plans to shoot seismic prior to a well during August 2004.

CHINA

Offshore Drilling Program commences with plans for between 2 and five wells.
Appraisal well could lead to development of Beibu Block 22/12 offshore China.

AUSTRALIA

Apache operated Muggles-1 well (WA-254-P) scheduled for 15 May 2004 spud.
Little Joe added to prospect inventory (WA-254-P overlap)
Stokes Bay #1 well likely during August 2004 in Point Torment area following execution of separate farmout agreements.

AUSTRALIA

WA-254-P - OFFSHORE CARNARVON BASIN, 10.71% (parts 1, 3 and 4), 11.25% (part 2) (OPERATOR - APACHE ENERGY LTD)

The Operator, Apache, continued interpretative work with reprocessed 3D seismic over prospects within the permit. Following this work a drill decision was reached on the Muggles-1 prospect now scheduled for a 15 May 2004 spud using the Ensco 56 jack-up.

The Muggles Prospect is an *M Australis* stratigraphic pinchout trap within a Cretaceous channel on the Enderby Terrace. Prospect potential is estimated at 33.5 (mean) million barrels of oil recoverable. Muggles-1 is designed as a throw away well with planned total depth of 1,454 metres in water depth of 68 metres and a drill duration of approximately 6 days. If drilling is successful the discovery could be tied back to the Woodside operated Legendre Oil Field, lying 10 kilometres northwest.

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au

During the quarter, Woodside presented the Little Joe Prospect (WA-208-P) as a farm-in opportunity at the annual APPEA conference. Like Muggles, Little Joe is a play type that has not yet been tested along the Legendre-Rosemary trend. The presence of hydrocarbons along this trend has been proven. Little Joe is a structural trap mapped on modern 3D seismic at Tithonian sand level (~ 2,200m) and has potential oil in place estimated between 37-71 million barrels. Up to 35 percent of the prospect is estimated to overlap into WA-254-P.

During the quarter, FAR received a presentation from PGS of a planned North West Shelf Mega 3D Survey which has the potential to generate new prospects within WA-254-P. 3D Mega Surveys are "added value datasets" that have been created from the merging of released, brokered and nonexclusive 3D seismic data, to create some of the world's largest 3D datasets thereby providing a better understanding of the geology to identify remaining prospects including

- small structural closures
- stratigraphic traps
- satellite prospects
- Identification of new play types

WA-254-P was renewed on the 3 May 2001 for a further term of five years and comprises 4 graticular blocks (321 square kilometres).

EP 104 AND RETENTION LEASE R1 - CANNING BASIN - 8% INTEREST
WEST KORA APPLICATION – CANNING BASIN – 12% INTEREST
(OPERATOR – GULLIVER PRODUCTIONS PTY LTD)

EP 104 occupies an area of 740 sq km with the current term expiring on 10 November 2004. Retention Lease R1 occupies an area of 250 sq km and was awarded on 29 August 2003 for a term of five years. These tenements plus the West Kora Application contain the Point Torment and Valentine Prospects and the West Kora oil discovery which is currently shut in.

Considerable progress has been made concerning a follow up well to the original Point Torment discovery. During the quarter separate agreements were executed by the Joint Venture with respect to the drilling of a well to be named Stokes Bay No 1. This follows the signing of an agreement to purchase natural gas by LNG International Pty Ltd from the Point Torment Gas field in Retention Lease R1 in the onshore Canning Basin and the improvement in the availability of suitable land rigs.

The Point Torment structure has estimated potential recoverable reserves of 80 BCF gas and 6-12 million barrels of oil. FAR has indicated it may increase its interest in the planned Stokes Bay No 1 well pending the final make up of participants in the well. The well is presently scheduled for August 2004.

CHINA
BEIBU GULF BLOCK 22/12 - 5% working interest
OPERATOR: ROC

The 2004 drilling program consisting of two firm wells and three contingent/appraisal wells commenced with the spudding of the Wei 12-7-1 well subsequent to the end of the quarter. The firm wells consist of one appraisal well of the 12-8 discovery and one exploration well on the 12-7 East Prospect. The rig under contract is the Nanhai IV jack-up.

At the date of this report the Wei 12-7-1 exploration well on Block 22/12 offshore China has reached a total depth of 1795 Metres.

The primary objective Weizhou formation and the secondary objective Liushagang formation tested by the Wei 12-7-1 well displayed strong oil and gas shows on mud logs. However preliminary interpretation of wireline logs indicates these intervals to be water bearing. Further evaluation, specifically the gathering of pressure gradient data, is being undertaken, subject to which, it is expected that the well will be plugged and abandoned.

The Nanhai IV jack-up rig will then move to drill the Wei 12-8-3 appraisal of the 12-8 East (12-8-2) field, which is approximately 8 km to the east of the current well location. The Wei 12-8 East field is estimated to have the potential to contain recoverable reserves of between 20 million barrels of oil (ROC estimate) and 27 million barrels of oil (HZN estimate), subject to successful appraisal drilling.

The primary objective of the Wei 12-8-3 well, which will be located approximately 1 km north of the Wei 12-8-2 discovery well, is to confirm structural configuration of the reservoir and to accurately determine oil properties, particularly viscosity, in order to optimise well planning for a potential field development.

The 12-8 East (12-8-2) field was discovered by CNOOC in 1994. The well encountered an 8 metre oil column in the Miocene Jiaowei sands at a depth of 930 metres. A production test flowed 2,355 barrels of 21 degree API oil per day. Reservoir quality is excellent, with permeability in excess of one Darcy. The structure is a simple four-way dip closure with reservoir draped over a basement high.

Block 22/12 is situated approximately 60 km off the coast of China, northwest of Hainan Island, and covers an area of 456 sq km. Water depths are shallow, ranging from, approximately, 10 metres to 40 metres. Within the Block there are several undeveloped oil accumulations. The Block is supported by good infrastructure and lies adjacent to the 12/1-1 Oil Field. A pipeline to the Weizhou Island Oil Terminal, 10 km to the north, passes within 5 km.

Block 22/12 is covered by 421 sq km 3D seismic acquired during 2002. The 3D seismic has been integrated with preliminary engineering studies incorporating fast track, low cost, development modelling of oil discoveries within the Block.


CHINA
Beibu
N
Block 22/12
5km

A 3D VSP program is also planned to assist in the evaluation of the Wei 12-8 East Oil accumulation and will be carried out while the rig is on the 12-8-3 location. This is a state of the art technique for detailed reservoir evaluation and development well planning which has the objective of enabling the top of the Jiaowei reservoir to be predicted with greater accuracy. Provided the 12-8-3 program is successful consideration will be given to drilling a further well on the 12-3 accumulation to the north.

Any development decision in the Block will be dependent on the outcome of the 2004 drilling program. FAR is carried for US$633,000 in expenditure on the China Beibu Gulf Project of which there remains a further carry of US$116,500 should the block be renewed for a further term or a development proceed. Whilst FAR is the smallest participant in this exciting program, given its low capital base, any success has the potential to be significant to the company.

UNITED STATES OF AMERICA

SUMMARY OF LAKE LONG PROPOSAL:

- **Increased working interest in 5 producing wells, associated production equipment and leasehold over the entire Lake Long Field.**
- **Access to 36 square mile 3D data acquired at cost of US$7 million.**
- **Participation in a Deep Gas Well testing potential target of 766 billion cubic feet of gas equivalent.**
- **Prospectivity confirmed by 3D seismic tied to on-trend Kent Bayou discovery (300 plus billion cubic feet).**
- **Timing of well – June 2004.**

During the quarter, an agreement was reached whereby FAR acquired a 1.375 percent working interest in the entire Lake Long field (5 producing wells), including a free carried 0.34375 percent working interest to casing point in a proposed 15,500 foot test well. The agreement will give FAR access to the entire 36 square mile 3D seismic data base acquired at a cost of over US$7million and will include a proportionate share of all production equipment in the field.

The gross revenue attributable to the additional 1.375 percent working interest being acquired in producing wells during 2003 was US$44,300. Independent engineering reports state that production from this interest will continue until at least 2013.

Under a separate farm-in agreement with Kriti Exploration Inc, FAR will participate in the Lake Long Deep Test well by paying 5 percent of the well cost to earn a 3.75 percent working interest in the well and leases the subject of the farm-in agreement. The above agreements when aggregated will result in a final working interest in the Deep test well of well of 4.09375 percent. All working interests are subject to State and other minor royalties.

The operator of the Lake Long Field, Kriti Exploration Inc, is currently seeking tenders for a barge rig to commence the drilling of the (high upside potential) deep gas well due to commence on or before 15 June 2004.

Lake Long Field History

The Lake Long field is located in the intra-coastal waterways of the gulf coast of the United States of America and is associated with a very prolific oil and gas productive area of the Mississippi River Delta Country of south eastern Louisiana.

The Kriti Exploration, Inc. portion of the field was purchased from Amoco and Arco in 1991 prior to the acquisition of modern 3D seismic. Discovered in 1938, this prolific field has made in excess of 300 billion cubic feet of gas and over 20 million barrels of oil to date. Although remarkable, the production of Lake Long field is typical when compared with its neighbours, Hollywood field (515 billion cubic feet of gas) and Bourg field (500 billion cubic feet of gas).

The Lake Long field is situated in the Houma Embayment; a structural down warping of the middle Miocene continental shelf that studies conclude has been contemporaneously filled with a northward thickening wedge of deltaic plain sands and deep marine shales.


UNITED STATES OF AMERICA
Cheyenne
Chicago
San Francisco
EAGLE PROSPECT
WEST BUFFALO WALLOW
Los Angeles
HARDEMAN BASIN OILFIELDS
LOUISIANA / TEXAS PROGRAM
Atlantic
Ocean
Pacific
Ocean
Dallas
Texas
New Orleans
RAINOSEK
Houston
Gulf
of
Mexico
Mexico
LOCATION MAP

The Embayment is bounded on the north by a large regional growth fault active as early as *Cib. Op.* time. During this time depositional loading, due to sediment influx, resulted in initiation of salt evacuation creating the major structural features in the Lake Long area.

Lake Long produces from multiple Miocene oil and gas sands of good quality (30% porosity and 500 MD to 1500 MD permeability) from reservoirs between 5,000 feet and 12,500 feet. Up to 25 discreet sands are known to occur within the Lake Long field ranging in thickness from 5 to 100 feet. Public domain well log and production data supports well averages approximating 5 billion cubic feet of gas and 40,000 barrels of condensate.

Traps are generally structural on a deep-seated salt supported anticline. No salt has been penetrated in the field; however it is clearly imaged on a 36 square mile 3D seismic data set shot in 1998. The deepest production to date has been from the 12,000 foot Hollywood interval, a prolific Middle Miocene producer regionally on trend.


Cib Op Growth Fault
Prospect Location
Lake Long Field
32 Miles
Proposed
2004 Cib. Op.
well
Note: Hollywood Fields in Red
Cib. Op. / Hollywood Trend
Lafourche and Terrebonne Parishes

Whilst historical production in the Embayment has been from the Hollywood and shallower younger sands, in 1998 a major deeper discovery was made by Union Pacific Railroad Company on trend with the Lake Long field 32 miles to the west at the Kent Bayou field (300 plus billion cubic feet of gas) where 5 wells have each averaged initial production rates of approximately 20 million cubic feet per day and 2,000 barrels of condensate per day from *Cib. Op.* sands below 18,000 feet.


South
North
Proposed
Well Path
13 BCFG
Hollywood Sands
Depth
11,000'
Hollywood
Cib. Op.
15,500'
~700 BCFG
Cib. Op.Sands

The proposed Lake Long deep test will evaluate these same deep sands at mapped depths of between 14,000 and 16,000 feet along with shallower field pays on a known producing structure.

Lake Long Deep Well

The proposed deep test well will be directionally drilled to a depth of approximately 15,500 feet (true vertical depth) to test the *Cib. Op.* interval and in order to optimise shallower objectives at Krumbhaar and Upper, Middle and Lower Hollywood intervals. Based on the Kent Bayou analogue sand pay thicknesses exceeding 500 feet are possible at the *Cib. Op.* interval at Lake Long. The operator, Kriti Exploration Inc has estimated the potential reserves of the prospect to be in the order of 766 billion cubic feet of gas equivalent.

With Henry Hub Nymex gas prices at US$5.56 per thousand cubic feet, a prospect of this magnitude has the potential to generate a significant future cash flow stream with a meaningful impact on a company the size of FAR.

Participants

The deep well will be operated by Palace Exploration of Tulsa Oklahoma who is farming in to earn a 50 percent working interest on similar terms to FAR.

To date, FAR has participated in four wells within the field, all of which have resulted in commercial production. Existing facilities within Lake Long will enable early sales into the central production system with Columbia gas and Amoco being the ultimate product purchasers

Clear Branch Field, Jackson Parish, North Louisiana

Completion work on the Terry Ewing No 2 well has been temporarily suspended while the working interest owners seek to resolve a dispute that has arisen with the Operator concerning costs of drilling the well.

A 5½ inch production tubing has been run in the Terry Ewing No 2 well following logging using wireline Schlumberger Express. By preliminary log analysis, the Upper (9,900 feet) and Lower (9,926 feet) Yellow Sands exhibit gas pay at least as good as in the offset Terry Ewing No 1 well with the Upper Yellow Sand better developed thereby meeting the drilling objective. The Orange Sand (9,800 feet) is well developed but may be wet based on resistivity readings.

The well was drilled during the September 2003 quarter and has been affected by a number of delays associated with repairs and maintenance to the drilling rig and difficult hole conditions. The well was drilled to a total depth of 10,030 feet and ran structurally in accordance with pre-drill prognosis. The well is being operated by Hilcorp Energy Company, of Houston, Texas, using Guichard Drilling Company (Lafayette) Land Rig 5. The location hosts production facilities connected to the Louisiana State Gas pipeline.

The Terry Ewing No 1 well is currently producing approximately 200 thousand cubic feet of gas per day and currently holds the 640 acre lease around the wellbore. FAR has a 9.375 percent interest in the No 1 well, associated production equipment and proposed No 2 well.

Rainosek-Halletsville Project, Lavaca County, Texas

During the quarter workovers were performed on the Rainosek lease wells. A pump has been placed on the Rainosek-3 well which was returned to production. Water is also being pumped off the Evans-1 well with minor quantities of oil. This process will continue with the objective to unload water and enable oil production.

FAR's working interest is 20 percent. The Operator, Texas based Trio Operating Company, has operated numerous other wells for FAR. Other working interests include Lake Long partner, Kriti Exploration, Inc.

Eagle Prospect, San Joaquin Basin, California
Eagle No 1 well (Mary Bellocchi Re-entry)

The Operator has advised discussions are continuing with a potential farmin partner to undertake further exploration, including the drilling of a new well.

The Eagle Oil/Gas prospect is targeting a stratigraphic trap estimated at 24 million barrels of oil and 62 billion cubic feet of gas (P_{10} recoverable estimate) in the Upper and Lower Gatchell Sandstone.

In mid 2001, Eagle 1, a horizontal well bore within the Gatchell sandstone reservoirs intersected 131 metres of "pay" (net 91 metres) over the interval, 4,177 metres to 4,207 metres (30 metres) in the Upper Gatchell and 4,229 metres to 4,330 metres (101 metres) in the Lower Gatchell. This pay exhibited good to excellent porosity and improved thickening compared to the Gatchell sands in the adjacent vertical Mary Bellocchi 1 well which tested 223 barrels of oil and 820 thousand cubic feet of gas per day.

In view of the likely US$ 3 million cost of a new well, the joint venture participants in early June quarter 2003, decided to farm portion of their interests. To assist finalisation of a farm out the joint venture proposes to run a further strike seismic line on the prospect in the June 2004 quarter with a well likely in August 2004.

FAR has a 15 percent working interest in the Eagle project and 4,360 (approx) acres under lease.

PRODUCTION

Gas sales during the quarter totalled 43.2 million cubic feet for an average of 0.47 million cubic feet per day at an average price of US$5.78 per thousand cubic feet before production taxes. Oil sales during the quarter totalled 6,957 barrels for an average of 76 barrels of oil per day at an average price of US$33.51 per barrel before production taxes. Quarterly revenues amounted to $635,356. Whilst prices remained robust in US dollar terms, revenues were adversely affected by the strength of the Australian dollar.

FAR maintains a web site at www.farnl.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

NOTE: In accordance with Chapter 5 of the Listing Rules, the geological information in this report has been reviewed by Bevan Warris, a geologist with 35 years experience and AAPG Certified Petroleum Geologist No 4723. Dr Warris has given his consent to the information in the form and context in which it appears.

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96. Origin: Appendix 8. Amended 1/7/97, 1/7/98, 30/9/2001.

Name of entity

FIRST AUSTRALIAN RESOURCES LIMITED

ABN	Quarter ended ("current quarter")
41 009 117 293	31 MARCH 2004

Consolidated statement of cash flows

	Cash flows related to operating activities		Current quarter $A'000	Year to date (3 months) $A'000
1.1	Receipts from product sales and related debtors		460	460
1.2	Payments for	(a) exploration and evaluation	(212)	(212)
		(b) development	(90)	(90)
		(c) production	(190)	(190)
		(d) administration	(186)	(186)
1.3	Dividends received			
1.4	Interest and other items of a similar nature received		18	18
1.5	Interest and other costs of finance paid		(10)	(10)
1.6	Income taxes paid			
1.7	Other (provide details if material)			
	Net Operating Cash Flows		(210)	(210)
	Cash flows related to investing activities			
1.8	Payment for purchases of:	(a)prospects	(3)	(3)
		(b)equity investments		
		(c) other fixed assets	(3)	(3)
1.9	Proceeds from sale of:	(a)prospects		
		(b)equity investments		
		(c)other fixed assets		
1.10	Loans to other entities			
1.11	Loans repaid by other entities			
1.12	Other (provide details if material)			
	Net investing cash flows		(6)	(6)
1.13	Total operating and investing cash flows (carried forward)		(216)	(216)

+ See chapter 19 for defined terms.

1.13	Total operating and investing cash flows (brought forward)	(216)	(216)
	Cash flows related to financing activities		
1.14	Proceeds from issues of shares, options, etc.	716	716
1.15	Proceeds from sale of forfeited shares		
1.16	Proceeds from borrowings		
1.17	Repayment of borrowings		
1.18	Dividends paid		
1.19	Other (Share Issue Expenses)	(52)	(52)
	Net financing cash flows	664	664
	Net increase (decrease) in cash held	448	448
1.20	Cash at beginning of quarter/year to date	2,022	2,022
1.21	Exchange rate adjustments to item 1.20	(18)	(18)
1.22	**Cash at end of quarter**	2,452	2,452

Payments to directors of the entity and associates of the directors
Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.23	Aggregate amount of payments to the parties included in item 1.2	42
1.24	Aggregate amount of loans to the parties included in item 1.10	

1.25 Explanation necessary for an understanding of the transactions

Non-cash financing and investing activities

2.1 Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

2.2 Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

Under a farmout agreement ROC Oil Company Limited has agreed to carry FAR for expenditure up to an amount of US$633,000 in relation to the 3D seismic program and certain other costs on Beibu Gulf Block 22/12. Pursuant to the agreement FAR's interest reduced from 10% to 5%. At the end of the March 2004 quarter there remained a carry of US$116,500 which will be provided as and when the joint venture proceeds to the further term or a development takes place.

Financing facilities available

Add notes as necessary for an understanding of the position.

		Amount available $A'000	Amount used $A'000
3.1	Loan facilities	856	586
3.2	Credit standby arrangements		

Estimated cash outflows for next quarter

		$A'000
4.1	Exploration and evaluation	1,122
4.2	Development	
	Total	**1,122**

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A'000	Previous quarter $A'000
5.1	Cash on hand and at bank	243	221
5.2	Deposits at call	1,113	1,004
5.3	Commercial Bills	1,096	797
5.4	Other	0	0
	Total: cash at end of quarter (item 1.22)	2,452	2,022

Changes in interests in mining tenements

		Tenement reference	Nature of interest (note (2))	Interest at beginning of quarter	Interest at end of quarter
6.1	Interests in mining tenements relinquished, reduced or lapsed				
6.2	Interests in mining tenements acquired or increased				

+ See chapter 19 for defined terms.

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Total number	Number quoted	Issue price per security (see note 3) (cents)	Amount paid up per security (see note 3) (cents)
7.1	**Preference +securities** *(description)*				
7.2	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs, redemptions				
7.3	**+Ordinary securities**	169,447,167	169,447,167	N/A	N/A
7.4	Changes during quarter (a) Increases through issues (b) Decreases through returns of capital, buy-backs	11,000,000 12,844	11,000,000 12,844	6.5 cents 7 cents	N/A N/A
7.5	**+Convertible debt securities** *(description)*				
7.6	Changes during quarter (a) Increases through issues (b) Decreases through securities matured, converted				
7.7	**Options** Tradeable (FAROA)	85,706,177	85,706,177	*Exercise price* 7 cents	*Expiry date* 31 July 2005
7.8	Issued during quarter (FAROA)	5,500,000 750,000	5,500,000 750,000	*Issue Price* 0 cents 2 cents	*Expiry Date* 31 July 2005 31 July 2005
7.9	Exercised during quarter	(12,844)	(12,844)	*Exercise Price* 7 cents	*Expiry Date* 31 July 2005
7.10	Expired during quarter			*Exercise Price*	*Expiry Date*
7.11	**Debentures** *(totals only)*				
7.12	**Unsecured notes** *(totals only)*				

+ See chapter 19 for defined terms.

Compliance statement

1 This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act or other standards acceptable to ASX (see note 4).

2 This statement does give a true and fair view of the matters disclosed.

Sign here: . (Director) Date: 21 April 2004

Print name: MICHAEL EVANS

Notes

1 The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2 The "Nature of interest" (items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period. If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

3 **Issued and quoted securities** The issue price and amount paid up is not required in items 7.1 and 7.3 for fully paid securities.

4 The definitions in, and provisions of, *AASB 1022: Accounting for Extractive Industries* and *AASB 1026: Statement of Cash Flows* apply to this report.

5 **Accounting Standards** ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

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